
02059124

PE
9/26/02

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
SEP 2 6 2002
WASH. D.C.
155
SECTION

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2002

NEXUS TELOCATION SYSTEMS LTD.

(Translation of Registrant's name into English)

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1 Korazin Street, Givatayim, 53583, Israel

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: **Form 20-F** ☑ **Form 40-F** ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: **Yes** ☐ **No** ☑

This form 6-K is incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11562.

Nexus/6k/forms

On September 22, 2002, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexus Telocation Systems Ltd.

By: 

Yaron Sheinman
Chairman of the Board of Directors

Dated: September 24, 2002

Exhibit 1



Telocation Systems Ltd.

For Immediate Release

Nexus Telocation Systems Ltd. Announces signing a Term Sheet for an Investment in the Company of at least $8 Million, $1 Million Bridge Financing Secured.

Givatayim, Israel, September 22, 2002 – Nexus Telocation Systems Ltd. (OTCBB: NXUS), a leading provider of Location Based Services and Automated Meter Reading, announced today that it received a non binding term sheet from leading venture capital funds for an investment of at least $8 million, at a company pre-money valuation of $3 million. In accordance with the term sheet the investors shall be issued warrants, exercisable for a period of three years, to purchase up to 70% of the number of shares to be purchased in this financing round, at an exercise price per share of this financing round. The investors are currently conducting a due diligence review of the company. The closing of the transaction anticipated within 60 days. The Board of Directors of the company approved the terms of the term sheet and it will be brought to the approval of the shareholders of the company.

In order to enable the company to continue its operations until the closing of the above detailed investment, a number of shareholders of the company and the investors referred to above, have agreed to provide the company with a bridge loan in the amount of up to $1 million. The bridge loan is for a period of one year and shall bear an annual interest of Libor +2%. The bridge loan shall be convertible into ordinary shares of the company, in the next round of financing, at a discount of 50% on the price per share in such financing and be entitled to all other terms and conditions to be granted in such financing round.

Nexus Telocation Systems Ltd. develops manufactures and markets low energy and cost effective wireless communications and location based information systems through the application of digital spread spectrum technologies. NexusData, a fully owned subsidiary of Nexus Telocation Systems Ltd., provides low-cost, wide area data collection and information management for the utility industry. The company offers an end-to-end automatic meter reading solution, which includes wireless meter modules, wide area receivers and data management center.

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Nexus and its affiliates. These forward-looking statements are based on the current expectations of the management of Nexus, only, and are subject to risk and uncertainties, changes in technology and market requirements, decline in demand for the company's affiliates' products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Nexus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated evens. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Ronen Stein, V.P and Chief financial Officer
Tel.; 011-972-3-572 3111
e-mail: ronens@nexus.co.il